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                                                            Filed by FEI Company
                                    Filed pursuant to Rule 425 promulgated under
                        the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.
                                 Subject Company:  FEI Company
                                                   Commission File No.: 0-22780

        On July 16th, 2002, FEI made available the following transcript.

                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 1

                                      VEECO

                             MODERATOR: DEBRA WASSER
                                  JULY 12, 2002
                                   9:00 AM CT

Operator:           Good day, everyone, and welcome to this Veeco and FEI merger conference call.  Today's conference is being recorded.

        For opening remarks and introductions, I would like to turn the call over to Ms. Debra Wasser. Please go ahead, Ms. Wasser.

Debra Wasser:       Thank you, operator.  And good morning, everyone.  This is
        Debra Wasser, Vice President of Investor Relations for Veeco
        Instruments.

        On behalf of the management teams of Veeco Instruments and FEI Company, I'm excited to welcome you all to this morning's conference call to announce the signing of our definitive merger agreement to form a new company, Veeco FEI, Inc.

        Joining me here in Woodbury New York are Vahe Sarkissian, Chairman, CEO, and President of FEI Company, who will become Veeco FEI's Chairman of the Board and Chief Strategy Officer, Ed Braun, Chairman, CEO...FEI's CEO and President, and Jack Rein, Veeco's CFO, who will continue in this role for Veeco FEI.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 2

        I have few items to cover which may take a few moments - so bear with me - before we start the presentation. Copies of this morning's press release and the slide presentation related to this conference call are available on both www.veeco.com and www.feico.com.

        This call is being recorded by Veeco Instruments and is copyrighted material. It cannot be recorded or rebroadcast without Veeco's expressed permission. You participation implies consent to our taping.

        This call is also being Webcast live at both companies' Web sites and will be available for replay and archived for future reference. The companies do not plan to update the information on this Webcast once it has been archived.

        In regard to SEC filings, we draw your attention to the fact that in connection with the proposed merger Veeco and FEI will be jointly filing a proxy statement registration statement on Form S4 containing prospectus related to the shares to be issued to FEI stockholders with the SEC as soon as practicable.

        Investors and security holders are urged to read this document when it becomes available, because it will contain important information about the proposed merger.

        Investors and security holders may obtain copies of this document when it has been filed with the SEC as well as other SEC filings of Veeco and FEI free of charge from the SEC's Web site at www.sec.gov as well as from the applicable company by directing a request to investor relations for Veeco at 516-677-0200, Extension 1403, and to investor relations for FEI at 503-640-7500, Extension 7527.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 3

        Veeco and FEI as well as their officers and directors may be deemed to be participants in the solicitation of proxies from the Veeco and FEI stockholders with respect to the Veeco FEI transaction.

        Information regarding such individuals is included in Veeco's and FEI's proxy statements dated April 9, 2002 and April 17, 2002, respectively, available free of charge from the SEC and the applicable company as indicated above.

        Veeco and FEI will each be filing with the SEC within a few days current reports on Form 8K containing the full text of their merger agreement. These filings will be available free of charge from the SEC and the applicable companies as identified above.

        I will now read the Safe Harbor statement. Statements made on this conference call that are not historical facts and that relate to future plans or events are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

        These forward-looking statements include statements about prospects for future growth, the success of the proposed merger, product revenues, market acceptance of technology, and improved economic conditions. These statements are subject to risks and uncertainties.

        Factors that could materially affect the company's outlook include, but are not limited to, the company's ability to successfully consummate the merger and to achieve the anticipated benefits of the merger, downturns in the semiconductor manufacturing market, lower than expected customer orders, cancellation of customer orders, increased competition and new product offerings from competitors, failure of the competitors to introduce products as planned, failure of the company's products and technology to find acceptance with customers, as well as business conditions and growth in the electronics industry and general economy, both domestic and foreign.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 4

        Additional factors that could materially decrease revenues, prospects, and market acceptance internationally include fluctuations in interest and exchange rates, including changes in relevant foreign currency exchange rates between time of sale and time of payment and changes in trade policies and tariff regulations.

        Moreover, there is no certainty that economic conditions will improve in the near future. We caution you that actual results may differ materially from those forward-looking statements due to a number of risk and uncertainties.

        We refer you to Veeco's and FEI's 10Q and 10K filings made with the SEC for additional information on risk factors which could cause actual results to differ materially from current expectations.

        I have one brief last item to cover. In this morning's press release, both Veeco and FEI stated each company expects to meet its prior guidance which was provided for the quarter - the second quarter of 2002, excuse me. We do not intend to provide any further information on our quarterly financial results until we each individually report the second quarter on July 29.

        Thank you for your patience during this lengthy introduction. I would now like to, happily, turn the call over to Vahe.

Vahe Sarkissian:    Thank you, Debra. We are excited about our $1 billion merger with Veeco Instruments. Ed and I have known each other for more than ten years. Both of us are committed to creating a new company, Veeco FEI, that combines the strengths of both of our organizations and propels us into the top tier ranks as the leading supplier of 3D metrology.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 5

        With combined revenues 2001 of $825 million, 3D metrology is the fastest growing market segment in the metrology space, which in turn is the fastest growing part of the semiconductor and data storage equipment markets.

        This merger doubles our size and strengthens our respective leadership positions in surface and subsurface three dimensional metrology, which are key enablers for deep sub-micron device development and manufacturing.

        Veeco and FEI have rich technology portfolios and intellectual property. We serve similar markets and have little to no overlapping products. Both companies leverage their key 3D technologies across multiple markets. This merger extends our market reach, improves our R&D efficiency. It accelerates our (fab) penetration and creates new growth opportunities for Veeco FEI.

        In addition to the near term SG&A synergies, this merger will allow us to bring critical mass to our merged sales and support channels with the strength of more than 700 professionals, yielding higher efficiencies and accelerating growth as we move increasingly into (fab) operations with 24x7 coverage.

        In summary, Veeco FEI will have a combined management team with a proven track record for growth and profitability. The attributes of this merger, which I've discussed...will clearly help our combined management team achieve higher levels of growth, profitability, and capitalization than possible separately. Without question, this merger makes one plus one equal far greater than two.

        I will now turn the meeting over to Ed to discuss the formation and compelling strategic value of Veeco FEI.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 6

Ed Braun:           Thank you Vahe. Good morning. I'm very pleased to welcome
        Vahe and to have - and to join him in creating a strategically compelling merger in which we are creating a new world leader in 3D metrology and process equipment by announcing the signing of a definitive merger agreement to create a new company, Veeco FEI, Inc.

        The merger of Veeco and FEI is a combination of enabling technologies that many of you have suggested in the past. It is a significant step, as it redefines Veeco FEI's combined strength of products, of technologies, and of market opportunities going forward. It impacts all of the markets we serve.

        Today I will highlight three significant benefits. It increases the critical mass, the footprint of Veeco. It redefines our unique 3D metrology position and creates the third-largest metrology company in the United States.

        In what is, as Vahe has commented, the fastest growing most profitable segment of semiconductor equipment, it doubles our size and more than doubles our profitability.

        And thirdly, it sets the stage for increased levels of profitability as we continue to grow the company. And it does this with entirely complementary products and virtually no overlap. The merger is a very significant growth opportunity for our shareholders, our customers, and our employees.

        Permit me to describe the deal structure. This transaction is valued at nearly $1 billion, accounted for using purchase accounting in a stock-for-stock tax-free transaction with an exchange ratio of 1.355 Veeco shares for each FEI share and with 73 million total shares post-transaction.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 7

        It will be accretive to Veeco's 2003 pro forma street consensus estimates. The closing is expected during the fourth quarter of 2002, pending both shareholder approval and government regulatory review.

        Veeco FEI will have a board of directors having 13 members, 7 of whom are current members of Veeco's board, 5 of whom are current members of FEI's board, and 1 member designated by Philips Business Electronics International, a significant FEI shareholder.

        Post-transaction ownership of the company will be 45% FEI shareholders, 40% Veeco shareholders, and 15% Philips Business Electronics International. With Vahe as a Chairman and Chief Strategy Officer, I will continue as CEO and President. And Jack Rein will continue as CFO.

        Corporate headquarters will remain in Woodbury New York with Veeco as the surviving business entity. The new company will be named Veeco FEI, Inc. and continue to trade on the NASDAQ market under the ticker symbol VECO.

        Let me next highlight the value of critical mass. In creating this very exciting new company, Veeco FEI, we will have distinct leadership in 3D metrology and process equipment, having larger critical mass with a clear technology leadership position in complementary core products and virtually no overlap.

        We will have combined 2001 revenue of $825 million. Veeco FEI will the third-largest US provider of semiconductor metrology equipment with a very unique 3D product focus.

        We will be the sixth-largest US company serving the semiconductor equipment industry. We will have had combined 2001 EBITDA of $127 million with a strong balance sheet, including $476

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 8

        million in cash. Again, this transaction will be immediately accretive to the current Veeco 2003 pro forma street estimate.

        Both companies have strong historic revenue and profit growth track records. Both in fact were profitable. Both had both increased sales and profits in a very difficult 2001 market, all of this with stronger worldwide presence, a larger combined customer base, and a very experienced combined management team.

        We will clearly be breaking away to a larger size. We will have created a new larger-cap semiconductor equipment company, which will allow wider investor interest, enhance shareholder value, and improve liquidity for our shareholders.

        Veeco FEI will be sixth in our peer group, behind Applied Materials, KLA, Paradigm, (Lam), and (Novellis). But we will be Number 1 in 3D metrology, as defined as a combination of atomic force microscopy, focused ion beam, transmission electron microscopy, (sem), and gas chemistries.

        Point Number 2, the increased metrology content provided by the combination of this company drives higher margins and higher growth rates. The combined Veeco FEI will have a higher metrology product mix, where we will be approximately 2/3 metrology and 1/3 process equipment, compared to Veeco standing alone, where last year in a $450 million revenue base we had $172 million in metrology and $277 million of process equipment.

        That is 38% metrology and 62% process equipment. And FEI standing alone last year had $376 million, all metrology. So when one makes that combination, we change the mix to 2/3 metrology and 1/3 process equipment. So as our mix changes from Veeco's 1/3 metrology to Veeco FEI's 2/3 metrology mix, our gross margin...improves by 2 or 3 percentage points.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                          Page 9

        I think as you all know, the metrology - the gross margin content of metrology is typically higher than process equipment. Last year, for example, within Veeco's combined 45% margin, our margin in metrology was 52%, our margin on process equipment was 41%. FEI's margin in process equipment was 49%. So in the combination, our total margin increases from 45% to 47%.

        Metrology spending increases with technology transitions. Metrology is increasingly important as feature sizes shrink and as new materials such as copper and low (kaydye) electronics are introduced.

        Additional process layers and new materials cause new defect failure modes, including both surface and subsurface embedded defects, driving the demand for Veeco FEI tools.

        Veeco's industry-leading atomic force microscopes, once used only in labs, are now widely used in production, a transition path that FEI's dual beam ((inaudible)) systems are clearly following.

        Veeco FEI's combined semiconductor metrology revenue for 2001 was approximately $240 million, a sizable amount of metrology sales to semiconductor.

        ((inaudible)) reports that metrology sales content will increase from 15% of 1997 semi-equipment sales to 19% of the forecasted year 2004 semi-equipment sales.

        So therefore, the metrology market size will go - will have gone from $19.2 billion in 1997 to a forecasted doubling of nearly $42 billion forecasted for the year 2004, making it the fastest growth area in semiconductor equipment. And this will be key to the growth of Veeco FEI.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 10

        Again, Veeco FEI offers distinct 3D metrology products. As you look at our ranking among metrology companies, we will be the third-largest in total revenue in metrology-based - behind KLA-Tencor and Applied Materials.

        But our core metrology products, focused ion beam, atomic force microscopy, dual beam transition electron microscopy, are not offered by either KLA or Applied Materials.

        And our revenue exceeds the combined revenue of Numbers 4, 5, and 6 in the metrology listings -- (Thermowave), (Rudolph), and (ADE). So as you can see, we will be a leader in high-growth high-margin 3D metrology.

        Addressing our markets, we will provide complementary and - complementary technology serving each of our core markets which we have in common. Our combined products strengthen our leadership position in semiconductors, in data storage, in telecom, and in the scientific research sector.

        Both companies have found that market and product diversification have helped to offset industry cyclicality. Veeco's and FEI's technologies are indeed complementary, combining Veeco's broad ion beam and FEI's narrow focused ion beam process capabilities and combining surface and subsurface 3D metrology vital for defects in buried layers with virtually no product overlap.

        Our corporate cultures are similar. We are both technology-focused, profit-driven with a breadth of products serving research and production applications, backed by quite strong customer support.

        We bring a significant impact to our shared core markets, which are semiconductors, data storage, scientific research, and telecom. Let me spend a moment on each of those.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 11

        In semiconductors Veeco provides leadership surface profiling atomic force microscopy. FEI offers a broad line of 3D metrology tools, ranging from failure analysis to in-line (fab) product process control. Together, we provide a very broad and unique surface and subsurface 3D metrology suite of products.

        In data storage FEI's focused ion beam and electronic beam metrology tools quite nicely complement Veeco's full line of ion beam process equipment and deposition tools.

        In scientific research, the combined companies provide state-of-the-art high gross margin metrology tools based on ion, electron beam, and atomic force microscopy, products seen as industry standards, measuring and imaging equipment that are building blocks for next-generation emerging markets.

        Scientific research as a market now includes life sciences, (nanotechnology), industrial and university research, a growth area over the last few years and one that's very important to the future.

        In telecom wireless, Veeco has expanded its product line to include ion beam etch and deposition equipment, now molecular beam (epitaxy) for wireless device deposition. And this is an emerging opportunity for both FEI and Veeco's metrology products as wireless and telecom business expands.

        To further elaborate on some of the market positions, let me first speak to data storage, where aerial density continues to grow 100% each year, driving the need for new technology every five years as the head technology hits a wall in aerial density.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 12

        And unlike semiconductors, the technology road map for ((inaudible)) thin film head manufacturers is more closely held, giving the marketing advantage to incumbents. And Veeco has the industry's largest process equipment installed base of over 2000 tools.

        Metrology is increasingly important in achieving high yields for new advanced thin film heads. And FEI in fact is the leading supplier of focused ion beam systems to data storage with over 50 systems in the field.

        Veeco FEI will offer a broad line of process and metrology tools with no product overlap and with combined 2001 revenue of $200 million. The data storage market is often contra-cyclical with semiconductor, providing again some important diversification and cushioning.

        In the scientific research market, where we think tomorrow's advanced technologies emerge from laboratories, Veeco FEI's ion and electron beam line, atomic force, and atomic force microscopy provide a broad line of metrology products to address advanced and emerging markets in the combination of life sciences, (nanotechnology), industrial and university research.

        This market is far less volatile than semiconductor, data storage, or telecom. So while the growth rate is...the volatility is also less. And we often provide state-of-the-art FEI and Veeco research products that have high gross margins.

        The combined Veeco FEI 2001 sales in this important sector were $272 million. And the high-growth (nanotech) market is expected to exceed $1 trillion as a total market by 2010.

        So our combined products allow broader penetration of all of our core growth markets. Our market segments will be - by this merger will be more balanced between semiconductor, data storage, scientific research, and telecom.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 13

        As you can see on the Web page chart, scientific research would be 33% of our combined sales in 2001, semiconductor 28%, data storage 23%, telecom/wireless 16%, a clearly greater balance than we've had in the past. So as you can see, Veeco FEI's combined complementary technologies serve these core growth markets with no overlap, allowing greater market penetration.

        To highlight our important sales and service capability, I would comment that together we provide a strong worldwide sales and service channel. Half of our sales would be outside of North America.

        With a greater international presence and process support in the important growth markets of Asia/Pacific, Japan, and Europe, with improved strategic positioning in key accounts, with increased market share based on a broader and more competitive product offering, with improved 7x24 service, and sales, and technical support coming from 32 worldwide offices, and with 775 sales and service professionals, clearly, we will be able to leverage sales and service expenses over a larger revenue base.

        If you look at our top ten combined customers as a merged Veeco FEI, five are semiconductor and five are data storage. And importantly, in the top ten, Intel, (AMD), and Samsung, not in Veeco's top ten previously, are added to the combined companies' top ten by FEI's progress.

        Semiconductor, data storage, and telecom customers desire deeper strategic relationships with fewer suppliers having greater critical mass, thus allowing deeper technology partnerships with key customers where suppliers become an extension of our customers' R&D programs. And customers benefit by getting shorter time to market ramp for their new products. Veeco FEI will become more important to its key customers.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 14

        Concerning our profit improvement going forward, we have formed an integration plan in two phases. In the first six months, we will integrate a combined worldwide field sales and service organization. We will achieve $8 to $10 million of annual synergistic cost savings.

        In addition, we will maximize our combined companies' $100 million R&D program to make sure it's aligned to high-growth market opportunities. And we will gain by consolidating material purchase activity, thereby having better supplier management. And that will produce a number of savings.

        In Phase 2, we will define common Veeco FEI customer hardware and software platforms. We will extend our product offerings. And we will add core technologies for growth opportunities.

        At this point, I would like to have Jack Rein, our CFO, review financial aspects of the merger, followed by some short summary remarks. And then we would be glad to take your questions. Jack?

Jack Rein:          Thank you, Ed.  I'd just like to comment on a couple of the key points of this from a financial perspective. Number 1, the improved income statement through higher-margin metrology content is pretty key. Two thousand one's historic combined sales were $825 million.

        Gross profit on a combined basis was 46.7%, compared to 45.1% for Veeco as a standalone. Operating profit before amortization would be $127 million on a 2001 combined basis with 15.4% of sales.

        Head count for the combined companies is approximately 2900 people. We do have a very key service component, approximately 22% of the combined sales of the two companies.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 15

        We have a quite strong balance sheet with cash at March 31 of $476 million on a combined basis, long term debt, principally convertible notes, of $410 million, shareholders' equity in excess of $1.3 billion.

        And we also expect, as Ed noted, synergy cost savings to accrue. There's an opportunity of $8 to $10 million annually, which we'd expect to start realizing in the first quarter of '03.

        We believe that there are additional cost savings. But the initial ones will - most of those savings will come from the SG&A cost reduction area. We also expect to realize purchasing savings and efficiencies in R&D such as software development. There will also be geographic synergies that accrue as a result of this combination.

        Our operating model ((inaudible)) Veeco as a standalone in 2001 had a gross margin of 45%. On an historic combined 2001 basis, the combined company would have had a 47% gross margin. Our long term target is a 50% margin, which we think is achievable...by the improved mix of metrology and the efficiencies that we talked about.

        On an operating profit before amortization basis, Veeco as a standalone in 2001 was 13%. On a 2001 combined basis, we were at 15%. And our target long term is 20%. We expect to achieve that by keeping SG&A at a 17% level and investing in R&D at a 13% level -- so a very achievable long term operating model target.

        At this point we'll return to Ed for some additional comments.

Ed Braun:           Thank you, Jack. Summing up, I would highlight that the new
        Veeco FEI will create significant value for our shareholders as a new leadership company. We will be a clear leader in the key product areas we've described, including 3D metrology, atomic force microscopy, focused ion beam, as well as our ion beam processing equipment.

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 16

        We will have the margin benefit of increases metrology sales in the fastest growing segment of semiconductor equipment, 3D metrology. We will be accretive to year 2003 pro forma street consensus with a very strong balance sheet to finance future growth.

        Our products of the combined companies are indeed complementary and serve all of our core growth markets. We will see improved profitability through cost synergies and increased margin.

        As Vahe and I have commented, we will double our individual company sales and more than double our profitability. And our combined companies have senior management strength and a record of revenue and profit growth achievement. Vahe and I are very excited to have this opportunity together to create a new significantly larger worldwide equipment company, Veeco FEI.

        Operator, we would be pleased to take questions.

Operator:           Thank you.  Our question and answer session will be
        conducted electronically. Anyone wishing to ask a question may do so by simply pressing the star key followed by the digit 1 on your touch-tone telephone.

        We'll take your questions in the order that you signal us. And we'll take as many questions as time permits. Once again, if you would like to ask a question, you may do so by pressing star 1 now.

        And we'll go first Chip Lontai with Bear Stearns.

(Robert):           Hello?  Do you hear me?

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                                                                           VEECO
                                                         Moderator: Debra Wasser
                                                             07-12-02/9:00 am CT
                                                           Confirmation # 491789
                                                                         Page 17

Ed Braun:           Yes, we do.

Vahe Sarkissian:    Yes, we do.

(Robert):     Hi.  It's (Robert).  Sorry.  Congratulations on a nice merger.
        Could you give us a little more detail as to - I realize it's early. But in terms of SG&A, I heard Jack's comments. But what sort of target reduction are you looking for? And what - you know, give us some idea of some of the synergies you're looking at doing and what would be moved around.

Vahe Sarkissian:    First, let me comment on - both of us I think will answer
        this. (Robert), the synergies of $8 to $10 million that we spoke of come largely from SG&A in Phase 1 of the integration. And there will be additional savings from better material supplier management and later on from examining the opportunity to consolidate sites.

(Robert):           Okay. In terms of products going forward, have there been
        any requests from customers on either the Veeco side or the FEI side to get together or to work collaboratively on projects? And what sort of - without getting into specifics, any sort of broad directions that you can talk about that would work appropriately?

(Crosstalk)

Vahe Sarkissian:    We both can answer that question.  And the answer is both
        implied and explicit - yes. In the data storage market, for instance, we very much complement each other.

        And the higher degree of coupling and collaboration in terms of manufacturing equipment and the 3D metrology that we provide will close the loop and give a significant time to data and efficiency improvements in that market segment. And there's also new applications that drive the processing metrology to become closer. There's a clear and unambiguous benefit there.

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        In the semiconductor arena, as we stated, surface and subsurface metrology combination is extremely important in making the metrology space even stronger and quicker time to data. And the ability to provide the optimal solution for the customers is going to be very important.

        If we take a look at the laboratory market and research in industry, we see significant coupling between the optical metrology that Veeco provides coupled with our environmental (sem) technology, which is the next generation as the dimension shrinks. So there's a lot of continuity both in terms of current applications and road maps going forward in all of the markets that we serve.

Ed Braun:           (Robert), the complementary nature in metrology is very
        powerful and very obvious.

        But in further answer to your question, in the last couple of months for the first time - we've never competed before. But in the last couple of months, we've seen opportunities where both companies have received
        (RRQs) in the process arena where people - and this is I think in no one's model, including our own, but an opportunity in answer to your question.

        If you look at Veeco as a broad beam ion beam supplier for process and you look at FEI as a narrow focused beam, it becomes apparent that between those two end conditions there indeed could be a variable beam product that is a piece of process equipment. And we have begun to see very early indicators that that has interest in data storage and in semiconductor. And that's not in any models.

(Robert):           Okay.  Okay, very good.  Thank you.

Ed Braun:           Thank you, (Robert).

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Operator:           Our next question today comes from Brad Hodess - I'm sorry,
        Brett Hodess, with Merrill Lynch.

Brett Hodess:       Good morning. Two questions, the first is, on the outlook
        for, you know, accretion or dilution, the press release it says that it would be dilutive if you included - excluded the (SAB) 101 deferred revenue recognition.

        And since, you know, the pro forma numbers - I think generally analysts, including myself, try to include the effects of (SAB) 101 in the pro forma numbers. Can you clarify that a little bit, if it would still be accretive if we had - you know, if we included the effects of (SAB) 101 in the pro forma numbers?

Ed Braun:           I think, Brett, what we were referring to is that there's
        a - under purchase accounting - we will certainly be including (SAB)
        101. But under purchase accounting, a portion of the deferred revenue will not be realized - will never be realized by the company.

        That's just part of the purchase accounting rules. We have not sized that amount at this point. But we do expect that particular component to be very material.

Brett Hodess:       Okay.

Ed Braun:           Brett, if you remember, in purchase accounting there's a
        one-time charge associated with (SAB) revenue and profit recognition. But on an ongoing basis, including (SAB), we will be accretive.

Brett Hodess:       Okay, great.

Ed Braun:           Yes.

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Brett Hodess:       And the second question, back a little bit on the answer you were just giving on - between the product lines, given that, you know, Veeco is a lot more of a broad beam solution with the atomic force microscope and FEI is more of a narrow beam, are there - and that the products are different -- and that's quite clear that you do not overlap on the products -- are there applications that you already overlap on where there might be some application cannibalization? Or is it still pretty separated at this point?

Ed Braun:           No, there's no cannibalization. I mean, we really sell often
        - in semiconductor our tools are sold side by side in failure analysis and in (fabs). And that's really a matter of looking - our tools, the Veeco tools, are sold for surface analysis. The FEI tools are frequently sold for buried defects, buried layers...

Vahe Sarkissian:    Cross sectioning.

Ed Braun:           ...cross sectioning.  In data storage our tools are sold for a broad ion beam etching. And the dual beam (fib) is used for metrology.

        We do see an opportunity where people might want to combine some of our tools in the future in a cluster-like relationship. But again, that wouldn't be cannibalizing. That would be additive.

Brett Hodess:       That is great.  Congratulations.

Ed Braun:           Thank you, Brett.

Vahe Sarkissian:    Thank you, Brett.

Operator:           We'll go next to Ed Kressler with Angelo Gordon.

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Ed Kressler:        Hi.  Just some questions in terms of the merger agreement, are there any sort of walk-away provisions if Veeco should fall to a certain price that FEI shareholders can walk away?

Ed Braun:           No, there's no collar on this transaction.

Ed Kressler:        I mean, not - outside of a collar, there's no walk-away
        price at which FEI shareholders could walk away if Veeco should fall below a certain price?

Ed Braun:           No.

Ed Kressler:        Okay.  Thank you very much.

Operator:           And Mark Miller with Hoefer & Arnett has our next question.

Mark Miller:        I'm just wondering if you can give us any detail.  You've
        got a lot of convertible notes. And some of this, I think, was put out by FEI looking for an acquisition. Do you see - what do you see happening with those?

Ed Braun:           Well both companies have convertibles that are outstanding.

Mark Miller:        Right.

Ed Braun:           And by virtue of this merger -- it's a stock-to-stock
        transaction -- both convertible notes will remain outstanding and will be assumed by Veeco FEI.

Mark Miller:        Is there an impetus to convert or do anything with those
        notes in the future?

Ed Braun:           Well it's - we have three years before that's a possibility.
        So we'll address that in the future.

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Mark Miller:        Do you see any other moves strategically in terms of
        splitting out the divisions? You're becoming, it looks like, a metrology company because of the better future outlook there. Do you see any...

Ed Braun:           No.  I would say that both companies have a history of being accretive.

        Vahe and I have had long conversations about future pieces of technology we would like to add to both our process equipment and our metrology lines. And as you stated, the convertibles, in part, were to give us somewhat of an ability to do that for some technology purchases. And Vahe and I are very interested not in selling things, but in buying things.

Operator:           And next we'll turn to Steve Albert with Tanaka.

(Brian Sinnaka):    Hi.  Can you hear me?  It's (Brian Sinnaka), Ed.  How are
        you?

Ed Braun:           Yes, I'm great.  How are you?

(Brian Sinnaka):    Congratulations.  Just a couple of things, in terms - are
        there any accounting differences -- we all have to ask that question nowadays -- that have to be resolved or reconciled?

        And in terms of write-offs, I didn't catch the amount, if there is one.

Jack Rein:          (Brian), this is Jack Rein.  There are no accounting issues.
        We actually have gotten a ruling from the SEC or a review by the SEC that Veeco will be the continuing accounting entity.

        And therefore, Veeco's historic financials will be the financials of the combined company. And upon closing the merger, FEI's financials will be
        - FEI's results will be included.

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(Brian Sinnaka):    Great.  And in terms - would there be R&D write-offs or
        anything like that?

Jack Rein:          We expect that the combined - there will be write-offs. We have not at this point sized them. These amounts are, you know, very fact-sensitive and require time-consuming detailed appraisals, which we'll be undertaken over the next several months.

(Brian Sinnaka):    Okay.  The other thing is that it sounds like you have
        additional -- which is great -- Phase 2 or further cost savings. How much might they total up to relative to the $8 to $10 million for the first date?

Jack Rein:          Well we're putting together an implementation group.  And we need to address that both in terms of material cost savings and further synergies that we can achieve.

(Brian Sinnaka):    Okay.  The other thing is, I don't know if you've had a
        chance to get any...from customers. What do you think their reaction is going to be? And...

Ed Braun:           Well we share our customer list - I think it'll actually be quite positive.

        And as I've commented, there are, you know, customers who - our larger customers typically are multi-billion or multi-tens-of-billion dollar size and are frequently nervous about dealing with $100, $200, and $300 million revenue suppliers who have narrow product lines and smaller resources.

        So - and we share - probably six or seven of our top ten customers are common to both companies. So I think this will allow us to have deeper strategic relationships with those customers, offering them more product technology, and being able to offer them more technology solutions that are (clusterable) going forward, and to serve them better.

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(Brian Sinnaka):    That's...

Ed Braun:           I think this will be very well received by our customers.

(Brian Sinnaka):    Well that's terrific. That's great. A last question -- I'm sorry -- the competitive situation out there, I'm not sure in the FEI space what that looks like and what your combined market shares might be. It sounds like there's no overlap at all.

Vahe Sarkissian:    Well let me comment on that and amplify how we expect the
        customers to react also.

        Our dual beam technology has been very surely solo in the marketplace in terms of its effectiveness, in terms of its leadership, in terms of its newness. And it's created a dimension of its own. And we are the clear leader in that market.

        We have also combined our dual beam product, expanded it in terms of small, medium, and large to cover both laboratory and (fab) environments. In terms of the competitive space there, we are a clear leader.

        In terms of some of the other laboratory equipment, we do have competition. And we have stated that we do compete with primarily Japanese competitors in the (sem) and (tem) arena.

        But the strength of that combination there is very strong. And I would like to state that even the Japanese have given our transmission electron microscope a product award of the year, the first time ever, in Japan.

        So we believe that the customers are looking for solutions. And therefore the broader the solution that you can offer them, the better off they are in terms of being able to share their road maps with you and being able to work with you to get that solution.

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(Brian Sinnaka):    Thank you very much.  Congratulations.

Vahe Sarkissian:    Thank you.

Ed Braun:           Thank you.

Operator:           And once again, if you would like to ask a question, you may do so by pressing star 1.

        We'll go next to John Pitzer with Credit Suisse First Boston.

Man:                ((inaudible)).

Operator:           Mr. Pitzer, your line is open.  You may ask your question.

Man:                Mr. Pitzer?

Operator:           Hearing no response, we'll move on to Fred Wolf with Adams
        Harkness & Hill.

Fred Wolf:          Yes, Vahe, can you give us a feeling for your progress and give us some benchmarks in terms of getting the focused ion beam into in-line production on the factory floor versus, you know, an R&D tool?

Vahe Sarkissian:    Well, you know, last conference call we stated that we are on course with that. And all I would like to say at this conference call is that we're again on course with our progress there.

        And we're getting more and more excited about that opportunity. We'll cover that...in our conference call subsequently. But the answer is we continue to getting increases in that area.

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Ed Braun:           Fred, we feel very good about the fact that this evolution that you're describing - that you and Vahe are describing, I think, is quite similar to the path that we've navigated within Veeco in having taken our atomic force microscope from research applications to production in-line.

        We're - you know, today, I think as you're aware, of our $130 million atomic force microscopy business, 1/2 of it literally has become in-line production tools. And it took a number of years to do that. And I think FEI's dual beam (fib) is well on that path. And Veeco can be very helpful in helping the combined Veeco FEI manage that transition.

Fred Wolf:          Can you give us a feeling for how many for how many
        state-of-the-art (fab) launch - production (fab) how many tools will be
        - could be sold?

Ed Braun:           I think that, you know, as you Vahe commented, in future
        conference calls we'll have more detailed information in that regard.

        But I really, you know, like (AFM) as the stage that (fib) is at. These are very rich failure analysis tools as well as very high potential in-line (fab) tools. And so you'll see growth in both areas. But I think we'll be more - Vahe and I will be more explicit in the next couple months in more - in our other conference calls.

Fred Wolf:          Okay.  Thank you.

Vahe Sarkissian:    The bottom line is that our models that we have talked
        about in the future continue to stand. And they're enhanced by this combination.

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Ed Braun:           Yes.  This is a case also where the synergy is very
        important, because both companies in semiconductor sites have existing process support teams that are somewhat expensive given our installed base of either standalone (fib) or standalone (AFM).

        There's a tremendous benefit if we could use our current process support teams at TI, at IBM, and (Infinian) to leverage them over (fib) and
        (AFM). It's a very big win, because the customer gets a broader product line, and we get to do it at less expense.

Operator:           Our next question comes from Byron Walker with UBS Warburg.

Byron Walker:       Good morning.  Ed, can you give us a rough idea of what your
        - as you define the 3D metrology, what your market share position is with the new combined entity?

Ed Braun:           In all three of our leadership areas, in (fib), in atomic
        force microscopy, and in ion beam -- I'll mention ion beam in ((inaudible)) deposition -- we are a clear Number 1 supplier with market shares that range anywhere from 60% to 80%.

        We are not without competition. There's Seiko, Hitachi. You know, there are people we compete with. But we have enormous - very significant market share. So in the area of 3D metrology, surface and subsurface, you know, we probably have a 60% to 80% market share.

        But the growth will not come from going to 100% market share. The growth will come from the fact that that's the fastest growing element of semiconductor equipment.

        And as line sizes shrink and defects become more important, the number -- and KLA has done a nice job of showing that it has ((inaudible)) research. But the amount of metrology content required as you go from .2 to .15 to .13 increases triple-digits.

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        And it's a very high growth...to have to have the amount of defect inspection, profiling, trench measurement, CMP measurement as your line sizes shrink and as you introduce new materials.

Byron Walker: Do you have a rough idea of what you think the growth rate will be in the next say three years or so...

Ed Braun:           Well it's...

Byron Walker:       ...for the 3D segment?

Ed Braun:           It's clearly over 25% a year.

Byron Walker:       All right.  And the other question I had - I guess you said that there's no issues with the converts. How about on the bank line side? Do you have to (re-cash) given some changes?

Ed Braun:           Well we certainly need to get our banks' approval.  We've
        had preliminary discussions with the banks. And I see no problem in that regard, Byron.

Byron Walker:       Great.  Thanks.

Ed Braun:           Thank you, Byron.

Operator:           Tony Reiner with Clinton Group has our next question.

Tony Reiner:        Oh hi.  It sounds like a great deal.  Congratulations.

Ed Braun:           Thank you.

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Tony Reiner:        Just a question, why now? I mean, is there - ((inaudible))
        industry, I mean, is there - was there a need to combine these two, possibly another company wanting to, you know, buy in, get involved in this strong segment - this growing segment? Or, you know, what's the impetus for doing it at this point in time...

Ed Braun:           Well...

Tony Reiner:        ...((inaudible))?

Ed Braun:           ...two or three answers.  I think as all of you know, the
        consolidation within the semiconductor equipment industry is a very positive thing. It builds stronger companies. It gives our customers suppliers who have greater critical mass.

        We've been looking at focused ion beam, I must say, for seven or eight years. Vahe and I have had conversations on and off certainly for the last five years. I have a board member who always likes to say, you know, the time to make a deal is when the other guy wants to make a deal. And we both see tremendous growth going forward.

        And, you know, the planets are aligned. And I think one shouldn't be hampered by today's stock price. One should look at the profitability gain of these two companies being combined.

        Vahe, do you...

Vahe Sarkissian:    Well both companies are very strong and are capable of
        going it alone. The exact timing of any deal is, you know, when it's right and when it gets done.

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        And the principal reason for the combination is the comparative strategic value, not for today, not for this quarter, not for next quarter. But it is comparing value over the long haul. We believe that that drove us to this conclusion.

        And therefore the timing is secondary, as opposed to being...primary reason for the deal. So we haven't done the deal because the time is right. We've done the deal because it is the right deal. And I think it just happens to have been concluded at this time. And that's kind of the best answer we can give you on that.

Ed Braun:           I think it's very important that we're doing this at a time where the growth of 3D metrology is so strong. And so that's going to help the new company, Veeco FEI, be launched with a very big driver coming from the need for advanced 3D metrology.

Tony Reiner:        Okay.  Thank you very much.

Operator:           Next we'll go to Glen Yeung with Salomon Smith Barney.

Glen Yeung:         Thanks. I have just a couple of - well I wanted you just to expand. You talked about potential cluster opportunities using both technologies. And if you could, just sort of look in your crystal ball and give us a sense, not so much just - well I guess how it will look as a product, but also, you know, the kind of applications that it might target.

Ed Braun:           Well, you know, there are lots of applications where people
        - you know, in semiconductor, people want to have tools that find the defects and then drive a metrology tool to that defect to examine - to uncover what the defect is, to cross-section it, to examine it, to measure what the materials are, what's the cause of the defect.

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        So, you know, there's a lot of (clusterability) being considered within semiconductor to not only know you have a problem, but to determine what is that problem.

Vahe Sarkissian:    Well there is one - there are three ways that things could be brought together, one, coupling of information, one is coupling the tools, and the third, embedding the tools.

        And as you know, in integrated metrology versus clustered metrology versus clustered information coupled metrology, all of that has an underlying element to it which has knowledge of the process, knowledge of the critical measurement, and knowledge of when and how most optimally to make that measurement.

        The proliferation of the technology and the tools that we have enable us to work with the customers in a way that picks the optimal point and the optimal place to make the measurement for best cost benefit.

        And this is where we think that we can bring a lot more to the party and the frequency and the number of measurements that we can provide, which will translate data to information for the customers. And that is the critical value that I think the combined company can bring.

        I'll give you a couple of examples. I think that data storage is way ahead in terms of geometry and in terms of criticality of ((inaudible)) layer deposition. And the tight coupling of what you're depositing and what you're measuring very quickly is very important.

        For a long time, the Veeco tools have been doing the deposition and etching. And we've been really tracking whether the deposition ((inaudible)) profiles are the right way. And I think tighter coupling there is really going to bring a lot of value there.

        And in...

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Ed Braun:           And in that regard - just let me add this - there's a very important and a good point. In deposition - it's clearer to see the coupling in metrology.

        But in process equipment, you know, frequently the thickness of the deposited material influences the electrical or magnetic properties of that film - of that device.

        And you have now a way to both deposit and measure - deposit and control the thickness with a broad or a narrow beam and to measure the electrical and magnetic properties all at once. So you have a lot of potential in process equipment as well as potential in metrology.

Vahe Sarkissian:    The same thing applies in semiconductor in a bigger way...

Ed Braun:           Yes.

Vahe Sarkissian:    ...what is called integrated metrology inside the - coupled with the tool, calibration metrology.

        We're going to play, I think, as a combined company a major role in calibrating and making sure that the metrology that is integrated is really working, because what we bring is much more detailed measurements about the structure itself, which is becoming the limiting factor in most of these processes, not just the broad thickness or across a large area, but the actual structure.

Ed Braun:           Well and control the thickness, Glen, because now you would have - you could use either a broad beam, or a focused ion beam, or a variable beam in between to actually fine-tune the thickness while you're in-situ measuring electrical or magnetic characteristics. There's actually a very big brand-new area that, again, is not represented in today's product lines.

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Glen Yeung:         That's exactly what I wanted to hear.

        And one other follow-up thought, which is, it would bring to mind some opportunities. Well certainly some more could be done on the software side. But ultimately as you are able to integrate these kind of applications, it might open up some opportunities on the software side as well. I wonder if you've progressed in your thinking on that at all at this stage.

Vahe Sarkissian:    Well we're way ahead of the game on that one. And we've
        been talking about that. Software is generally the soul of the machine and the soul of the information that you get, and we have - because of the structures that we've measured and used for the most complex measurements that's there.

        And we've created some new software structures to be able to do that which we can leverage across all of our products. And we will be introducing and talking about some of this at (Semicon).

Glen Yeung:         Great.  Thank you.

Ed Braun:           Thank you, Glen.  Operator, we'll take one or two more
        questions.

Operator:           Okay.  And we'll take our next question from Steven Connell with Capital Group.

Steven Connell:     Hi, yes.  Just on the last point, could you re-explain
        that...how fine-tuning - measuring the thickness and then measuring the electromagnetism? I didn't understand that point.

        But my question is, does FEI add anything to (nanotechnology)?

Ed Braun:           Well let me ask - quickly explain your first question.

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        If you think of an oscillator - there's many examples. But if you think of just an (RF) oscillator, where the oscillation is determined by the thickness of the metal that is on it, a piece of electric crystal with metal on it will have a varying frequency, depending upon how much metal you put on it.

        And if you want that filter to have a certain designed frequency, it would be really nice to watch its frequency while you're depositing metal and to thin the metal when you get beyond a certain point.

Vahe Sarkissian:    Selectively.

Ed Braun:           Right.  So there's, you know, a very straightforward example about putting down metal when I don't want to exceed a certain thickness to get frequency. I have a method of measuring.

        I could deposit in the same chamber. I could measure the frequency in that chamber. And now if I had a way of better controlling and thinning the deposition, I would have an automated filter deposition system.

Steven Connell:And you would provide all of those tools...

Ed Braun:           All of those, yes.

Steven Connell:     ...including the deposition?

Ed Braun:           Yes.

Vahe Sarkissian:    Yes, that's correct.

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Steven Connell:     That would be the (ND)?

Ed Braun:           No, that would be ion beam deposition of a metal onto a
        piece of electric...

Steven Connell:     Okay.

Vahe Sarkissian:    And also we, with the combination, will have the ability to fine-tune the deposition, to adjust, fine-tune. And that's one of things that is going to be very important.

        To answer your question, what is - we are at FEI a (nanotechnology) company. Every product that we manufacture is really
        (nanotechnology)-related. One of the most important things in (nanotechnology) is to be able to see and measure things at atomic scale. And one of the major driving factors on that is most of the tools run out of ability to see and measure.

        Transmission electron microscopy is the only viable tool to see atoms and how they're stacked up. And when we talk about molecular-level deposition and every layer going to the molecular level, transmission electron microscopy becomes the key to see, and measure, and analyze atomic-level structures.

Ed Braun:           So if you look at it in dollars - you know, both companies have been selling packages of (nanotechnology) tools, as Vahe has said, to manage technology centers.

        And we've had this conversation within Veeco recently where today we at Veeco present people with about $500,000 to $1 million combination of imaging tools for a (nanotechnology) center. And mostly they're (AFM) (nanomanipulator)-based.

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        And Vahe has done the exact same thing in (tem), and (sem), and dual beam. So together, we now go to a (nanotechnology) center with a package of equipment that's probably $2 million that serves life sciences, biomedical, and material science applications.

        So we are - we clearly - we instantly become more important to a (nanotechnology) center in doubling the amount of technology we can give him and doubling the amount of the sale.

Steven Connell:     Right.

Vahe Sarkissian:    And one final thought, just very important, and that's to
        prepare the sample to be able to see it at that atomic scale requires dual beam systems. So the dual beam systems prepare the sample for the transmission electron microscopy.

        So you need the set to be able to go there and do it. And that is really what's propelled us. That's why FEI, you know, has been extremely successful and highly profitable in this most severe downturn in the industry.

Steven Connell:     So what percent of this $800-something million per year in revenues is...

Ed Braun:           Well research was about $250 million of the $825 million.

Steven Connell:     When you say research - I was going to ask what
        percentage...

Ed Braun:           We combine in our, what we're calling scientific research, in that number is the combination of (nanoscience), life science, and industry and university spending.

Steven Connell:     I was wondering what the (nano) portion of that was.

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Ed Braun:           The (nano) portion is probably 1/3 of the total - 1/3 of the
        $250 million. But it's the one that's growing at the highest rate.

Vahe Sarkissian:    That's the pure (nano).  But, you know, when you talk to
        semiconductor people, everybody says they already are leading in (nanotechnology)...

Ed Braun:           The other sectors would be offended if we didn't - if we
        excluded them, because they may ((inaudible)) also.

        But for, you know, the venture capitalist who's tracking
        (nanotechnology), I would say that's about 1/3 of the total Veeco scientific research business. But that 1/3 is growing by like 50% a year.

Steven Connell:     Right.  And just a final confirmation, when you said 33%,
        28%, and 23%, the 33% was scientific?

Man:                ((inaudible)).

Ed Braun:           Yes, yes.

Steven Connell:     Thank you very much.

Ed Braun:           Last question, operator.

Operator:           And our last question will come from Christina Osmena with
        Needham & Company.

Christina Osmena:   Hi.  I apologize - I was disconnected, so I apologize if
        this was already asked. I have a couple of questions here.

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        Could you review what the facilities will be of the combined entity and which kinds of combinations are - you know, what kind of consolidations are likely, you know, among the facilities now?

Ed Braun:           By facilities, Christina, do you mean sites?

Christina Osmena:   Yes, yes.

Ed Braun:           No, we didn't go through - what we spoke of was core
        synergies in the first six months that on an annual basis would be $8 to $10 million a year. That would mostly come from SG&A.

        You know, we have a combined company with 32 offices and 775 worldwide sales and service professionals. We have a - we share a lot of common accounts, so there are Veeco teams in many common accounts.

        And there are sales offices throughout Asia, Japan, Europe, and North America, so there's an opportunity for us to look at some SG&A consolidation that we've eyeballed at $8 to $10 million a year.

        That excludes - and we also commented that a lot of our bills of materials are common. We buy pumps, chambers, valves...ion gauges. And so there's a supplier management capability. We could be - and we will go back to all of those suppliers and get deeper discounts for combined buying. And that will be some number of millions of dollars per year.

        And the third leg that comes from site consolidations is probably something that doesn't happen in the first 6 to 12 months, but is identified by the integration team for activity in the second year.

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Christina Osmena:   Okay. And if there were any sites that would be closed down, could we assume that it would be something like in the Netherlands or Boston?

Ed Braun:           No, no, no, no, no.

Vahe Sarkissian:    Because the Netherlands is a...

Ed Braun:           It's a vital...

Vahe Sarkissian:    ...very vital piece of the combination.  And that
        particular sector of the business is where we do a lot of (nanotechnology) and other core technologies that we do.

        Just to kind of give you the big picture on this so you're not all confused, we have SG&A synergies that we've identified right away. There are independent improvements that we have been undertaking independently in each company which we have articulated on an ongoing basis. And those will continue.

        And the third area is, we will look for ability to create efficiencies with the combination. And those are three distinct separate things that we are addressing as an integration team. And we believe there are benefits in each one of those areas. But the first thing that we've articulated and highlighted is very near term impact of the SG&A consolidation.

Ed Braun:           No sites have been identified.  Let me repeat that.  No
        sites have been identified to be closed.

Christina Osmena:   What about - are there any R&D programs that you were
         conducting separately that look like they might be duplicative?

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Ed Braun:           Well the combined company has a rather rich R&D spending
        program of probably something around $100 million.

        And clearly that gives us an opportunity to refocus our $100 million by identifying the high-growth opportunities, by looking at the minimal - the marginal activities that we could possibly eliminate and go more heavily after those that have tremendous leverage.

        So there is an R&D, you know, resorting that - although I won't promise we'll spend fewer R&D dollars, I will promise we'll get a bigger bang from them.

Christina Osmena:   Okay.  And also who is the - could you go over who might be in charge of the whole - you know, the integration of the two companies and who's going to be in charge of the operations?

Ed Braun:           Vahe and I will work together to form an integration team.
        And the integration team will consist of combined senior management from both FEI and Veeco.

Christina Osmena:   Okay.

Ed Braun:           Thank you. Operator, I think that concludes this morning's discussion. I want to thank everyone.

        I thank Vahe. And we're very, very excited by this combination. And Vahe and I look forward to speaking with you further in the next couple of months and certainly seeing you at (Semiwest) and speaking to you there. And both companies will, as Debora said, be reporting their second quarter earnings in two weeks.

        Operator, thank you.

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Vahe Sarkissian:    Thank you very much.

Operator:           Thank you. That concludes today's conference.  We thank you all for joining us. Have a great day.

Ed Braun:           Thank you.


                                       END

ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management(TM) solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam(TM) and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron sructures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at WWW.FEICO.COM.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.